Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: October 1, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

The following is information made available to Wachovia shareholders on or about October 1, 2004.

Investor Fact Book

1st Half 2004

Investor Relations

Alice Lehman	704-374-4139
Ellen Taylor	704-383-1381
Jeff Richardson	704-383-8250

Internet address

www.wachovia.com/investor

All data is as of June 30, 2004, unless otherwise stated. Please see page 11 for explanation of our use of non-GAAP financial measures.

WACHOVIA OVERVIEW

Wachovia

Corporate Profile

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services in the United States, with assets of $418.4 billion at June 30, 2004. The company offers a complete range of retail banking and brokerage, asset and wealth management, and corporate and investment banking products and services to help our 12 million household and business clients meet their financial goals. Wachovia’s retail and commercial banking operations form a dominant presence in 11 Southeast and East Coast states. Our retail brokerage unit, Wachovia Securities, LLC, serves clients through more than 700 offices in 49 states and Washington, D.C. International banking services are offered through more than 30 offices around the world. Our Corporate and Investment Bank serves clients primarily in 10 key industry sectors nationwide. Online banking is available through wachovia.com, and brokerage products and services are available through wachoviasec.com.

In June 2004, Wachovia and SouthTrust Corporation agreed to merge. Upon completion of the proposed merger, which is subject to approval by regulatory bodies and both companies’ shareholders, SouthTrust would add approximately $53 billion in assets and 1.7 million customers, and strengthen Wachovia’s competitive position in Florida, Georgia and Texas.

01

WACHOVIA TODAY: DOMESTIC DISTRIBUTION POWERHOUSE

Distribution Breadth*

•	3,200 financial centers and brokerage offices

•	4,400 ATMs

•	750 million debit card transactions annually

•	300 million ATM transactions annually

•	175 million calls serviced annually

•	44 million online transactions annually

•	300 million online logins annually

Sales Force*

•	30,000 bank sales and service associates

•	10,900 registered representatives, including 2,900 financial specialists and 1,100 full-service brokers in bank branches

•	More than 950 wealth management advisors

•	1,000 commercial and small business relationship managers

•	1,000 corporate and institutional coverage officers

*	Does not reflect pending merger with SouthTrust Corporation.

02

WACHOVIA TODAY: BALANCED BUSINESS MODEL

Resilient, Diversified Businesses

•	Our four core businesses—the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank—provide balance under differing economic conditions

•	Approximately two-thirds of our earnings were generated by retail-oriented lines of business over the past 12 months

•	About one-third of revenue was estimated to be market-sensitive over the past 12 months

Wachovia Snapshot

•	5th largest U.S. banking company

•	Customers: 12 million households and businesses

•	Assets: $418 billion

•	Market cap: $61 billion**

•	Loans: $173 billion

•	Deposits: $243 billion

•	Employees: 85,000

•	Head Office: Charlotte, North Carolina

•	First half 2004 operating earnings: $1.89 EPS, +24% from first half 2003***

•	Shareholder return:

2002	20% (#1 of Top 50 Banks)
2003	32%
2004 YTD**	3%

SouthTrust Snapshot*

•	14th largest U.S. banking company

•	Customers: 1.7 million households and businesses

•	Assets: $53 billion

•	Market cap: $14 billion**

•	Loans: $37 billion

•	Deposits: $37 billion

*	Wachovia and SouthTrust announced their intention to merge on June 21, 2004. The proposed merger is expected to be completed by year-end 2004.

**	As of August 31, 2004.

***	Represents net income available to common stockholders excluding net merger-related and restructuring expenses. TTM: Trailing twelve months ended June 30, 2004.

03

GLOBAL REACH

With more than 200 years of international banking experience, Wachovia’s global reach includes:

International Branches

Hong Kong

London

Seoul

Taipei

Tokyo

Representative Offices

Europe, Africa, Middle East and Russia

Cairo

Dubai

Frankfurt

Istanbul

London

Madrid

Milan

Moscow

Paris

Asia, Australia and New Zealand

Bangkok

Beijing

Guangzhou

Ho Chi Minh City

Hong Kong

Jakarta

Johannesburg

Kuala Lumpur

Manila

Mumbai

Seoul

Shanghai

Singapore

Sydney

Taipei

Tokyo

Americas

Buenos Aires

Bogota

Guayaquil

Mexico City

San Diego

Santiago

Santo Domingo

Sao Paulo

Embassy and Government Banking Group

Washington, D.C.

International Processing Centers

Charlotte, N.C.

Los Angeles

Miami

New York

Philadelphia

Winston-Salem, N.C.

Foreign Exchange Desks

Charlotte, N.C.

London

04

INDUSTRY RANKINGS

Top 10 U.S. Banks (Assets at June 30, 2004) (In billions)
1. Citigroup	$1,397
2. J.P. Morgan Chase*	1,117
3. Bank of America	1,037
4. Wells Fargo	420
5. Wachovia	418
6. U.S. Bancorp	190
7. SunTrust	128
8. National City	117
9. Bank of New York	98
10. BB&T	$97

Top 10 U.S. Banks (TTM Net Income** Ended June 30, 2004) (In millions)
1. Citigroup	$19,814
2. Bank of America	12,170
3. J.P Morgan Chase	7,176
4. Wells Fargo	6,665
5. Wachovia	4,944
6. U.S. Bancorp	3,968
7. National City	2,117
8. Fifth Third	1,736
9. BB&T	1,491
10. Bank of New York	$1,395

Top 10 U.S. Banks (Market Cap at August 31, 2004) (In billions)
1. Citigroup	$241
2. Bank of America	183
3. J.P. Morgan Chase	141
4. Wells Fargo	99
5. Wachovia	61
6. U.S. Bancorp	55
7. Fifth Third	28
8. National City	25
9. Bank of New York	23
10. BB&T	$22

Top 10 Banks Worldwide (Market Cap at August 31, 2004) (In billions)
1. Citigroup	$241
2. Bank of America	183
3. HSBC Holdings	172
4. J.P. Morgan Chase	141
5. Wells Fargo	99
6. Royal Bank of Scotland	88
7. UBS Warburg	76
8. Wachovia	61
9. Barclays	60
10. Mitsubishi Tokyo	$59

Top 10 Corporations Worldwide (Market Cap at August 31, 2004) (In billions)
1. General Electric	$346
2. Exxon Mobil	300
3. Microsoft	297
4. Pfizer	247
5. Citigroup	241
6. Wal-Mart	223
7. BP	192
8. AIG	186
9. Bank of America	183
10. Royal Dutch Shell	175
57. Wachovia	$61

*	Combined J.P. Morgan Chase/Bank One prior to merger consummation on 7/1/04.

**	Net income excluding merger-related and restructuring expenses.

TTM: Trailing twelve months ended June 30, 2004.

05

VISION AND VALUES

Wachovia’s vision is to be the best, most trusted and admired financial services company. Wachovia is guided by a common vision and operates using values shared companywide:

Integrity

Trust and honesty are essential to us. We do what we say we will do. We communicate with candor. We admit our mistakes. We are people who can be trusted.

Respect and Value the Individual

We embrace diversity, seeking new ideas and listening and learning from each other. We appreciate the unique capabilities and contributions of each person. We foster personal growth. We are at our best when fully engaged with our families, friends and communities.

Teamwork

We achieve far more as a team than as individuals. We do not tolerate those who put their own self-serving interest above those of our customers, colleagues and shareholders.

Service

We are passionately committed to service. Through our dedication to service, we create value for customers, communities and shareholders.

Personal Excellence and Accountability

We are committed to the highest level of personal performance. Each of us takes our roles and responsibilities seriously.

Winning

As a team, we play to win. We are optimistic, confident and driven by a sense of urgency and a desire to excel. We are focused on the long-term success of Wachovia.

06

STRATEGIC PRIORITIES

In order to achieve Wachovia’s vision, we are focused on these six strategic business priorities:

Revenue Growth

The ability to grow revenue separates the great companies from mediocre ones. We will execute on our growth strategies in each business and across businesses to capture every available dollar of revenue growth in our markets.

Customer Loyalty

Having achieved industry-leading results in customer satisfaction, we are moving to further enhance our service and advice to strengthen customer loyalty. We believe that by bringing together Wachovia’s collective expertise, insight and professionalism, we can provide every customer with unmatched service and advice.

Employee Engagement

To attract, retain and develop the most talented individuals, we devote resources to professional development. Having fully engaged employees who have pride and loyalty and find real meaning in their work is crucial to providing consistently superior customer service, and ultimately it is crucial to our success in enhancing shareholder value over the long term.

Corporate Governance

Wachovia intends to remain at the forefront of corporate governance excellence and to continue to ensure that our businesses operate with the highest integrity and with the highest standards. To do so is in the best interests of our customers, communities, employees and shareholders.

Lower Operating Costs

Our commitment to maintaining and enhancing expense discipline and cost efficiency will give Wachovia more flexibility as we make capital allocation decisions to help generate future growth for the benefit of our shareholders and customers.

Successful Merger Integration

We are committed to minimizing customer disruption, retaining key talent and maintaining our values as we meet our merger timelines, and to achieving the expense efficiency and other merger goals we have promised investors in order to make ours a better company.

07

CORPORATE CITIZENSHIP

We focus our resources primarily on improving education and strengthing neighborhoods

•	Corporate philanthropy: Invest our financial resources to respond to significant community needs, particularly in the areas of education and community development. Encourage and value employees’ community involvement with policies and programs like Paid Time Away from Work for Community Service, Matching Gifts and Volunteer Service Grants.

•	Community development: Advance economic empowerment for people in our communities by improving the quality and availability of safe and affordable housing, offering innovative capital solutions to help revitalize neighborhoods, promoting the growth of small businesses, and advancing financial literacy.

•	Fair lending: Promote fair and equal access to credit and banking services and prohibit predatory lending. Create more opportunity through a dedicated team of fair lending product specialists.

•	Supplier diversity: $150 million minimum spending target for strategic sourcing and procurement with minority-and women-owned businesses.

•	Workplace diversity: Advance equitable treatment and opportunities in all aspects of Wachovia’s businesses as a business imperative to align with our customer base, engage with our communities, and attract and retain talented individuals.

•	Environmental stewardship: Adhere to all environmental laws and regulations in every jurisdiction in which we operate, and expect customers to do the same. Wachovia’s policies require that environmental due diligence be performed with many loan requests. Avoid doing business with companies that violate the laws of countries in which our customers or we do business.

•	Corporate standards: Maintain best practices in corporate governance, financial disclosure and transparency and lending relationships.

Be the best, most trusted and admired financial services company

08

CORPORATE CITIZENSHIP

Community Commitment

One of the nation’s leading community development lenders

Wachovia is actively working to make our communities better. In 2003, Wachovia:

•	Provided $20 billion in community development loans and investments

•	Invested $240 million in equity to create 6,700 affordable housing rental units

•	Provided $18 million in community development grants and in-kind donations

•	Helped an average of 440 low- to moderate-income families buy homes each week

•	Helped more than 70,000 entrepreneurs start or expand their own businesses

Wachovia-SouthTrust merger

Wachovia has pledged more than $75 billion in community loans and investments over five years to serve communities affected by the merger in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia.

Corporate Governance

Wachovia is committed to being a leader in best corporate governance practices in the financial services industry. In recent years, Wachovia has:

•	Been among the first companies in the nation to expense the cost of employee stock options

•	Increased reliance on stock-based compensation for senior management and board of directors

•	Established stock ownership and long-term retention requirements for executive managers and board members

•	Designated lead independent director as liaison between the independent directors and the board chairman

•	Reduced the size of the board from 27 members in 1999; the 15 current directors are expected to be joined by three directors from SouthTrust

•	Ensured that independent directors meet at least three times annually without management presence

09

COMPANY AWARDS AND RECOGNITION

Recent Wachovia Achievements

•	Top quartile stock performance (No. 2) among the top 20 U.S. banks since the beginning of 2001

•	Among Business Week’s Best Managers—Ken Thompson, chairman, president and CEO

•	Best Chief Financial Officer of a large-cap bank in America—Bob Kelly, CFO (Institutional Investor magazine)

•	Among Business Week’s 50 best performing major companies in the U.S.

•	100 Best Corporate Citizens by Business Ethics magazine

•	Outperformed peer banks in University of Michigan’s American Customer Satisfaction Index for third consecutive year

•	Ranked No.1 among banks in the 2004 Brandweek Customer Loyalty Awards

•	Only financial services Company to receive Fast Company 2004 Customer First Award; commended as a “Leading Listener” to customers

•	A standout on the Fortune 500 and Global 500

•	Ranked No. 21 among the 500 largest U.S. corporations by profits; No. 73 by revenues

•	Ranked No. 49 among the 500 largest corporations in the world by profits; No. 198 by revenues

•	Included on the FTSE4Good index series for 2004

•	Ranked No. 1 among financial service companies in the NAACP Annual Economic Reciprocity survey measuring corporate commitment to diversity for two consecutive years

•	Recognized for developing an inclusive workplace that values employees

•	Top 10 Companies for Working Mothers by Working Mother magazine for second consecutive year; also recognized as best in financial services industry and best-in-class for family friendly culture

•	50 Best Companies for Latinas to work for in the U.S. by Latina Style for third consecutive year

•	Essence Magazine’s List of Outstanding Companies for Black Women

•	DiversityInc’s Top 50 Companies for Diversity

•	100 best corporations in North America for developing human capital by Training magazine for third consecutive year

•	Consistently recognized for excellence in online products and services

•	No.1 Investor Relations Web site among U.S. financial institutions (IR Web Report)

•	No.1 in retail online customer satisfaction (Abt Associates)

•	No.1 Intranet, or internal employee Web site (Nielson Norman Group)

FINANCIAL OVERVIEW

EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this Investor Fact Book contains, certain non-GAAP financial measures, such as diluted earnings per common share excluding merger-related and restructuring expenses, other intangible amortization and a change in accounting principle, dividend payout ratios on common shares on a basis that excludes merger-related and restructuring expenses, other intangible amortization and a change in accounting principle, and a tangible return on equity excluding merger-related and restructuring expenses, other intangible amortization and a change in accounting principle. We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitate comparisons with the performance of others in the financial services industry.

Specifically, we believe that the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments.

In addition, because of the significant amount of deposit base intangible amortization, we believe that the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, other intangible amortization and a change in accounting principle, and has communicated certain cash dividend payout ratio goals to investors. We believe that the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

Although we believe that the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

(In millions, except per share data)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Dividend Payout Ratios On Common Shares
Dividends paid per common share	$0.26	0.26	0.26	0.29	0.35	0.35	0.40	0.40

Diluted earnings per common share (GAAP)	$0.66	0.66	0.76	0.77	0.83	0.83	0.94	0.95
Merger-related and restructuring expenses (GAAP)	0.05	0.06	0.03	0.04	0.06	0.05	0.04	0.03
Other intangible amortization (GAAP)	0.07	0.06	0.07	0.06	0.05	0.06	0.05	0.05
Change in accounting principle (GAAP)	—	—	—	—	(0.01)	—	—	—

Diluted earnings per common share (a)	$0.78	0.78	0.86	0.87	0.93	0.94	1.03	1.03

Dividend payout ratios (GAAP)	39.39%	39.39	34.21	37.66	42.17	42.17	42.55	42.11
Dividend payout ratios (a)	33.33%	33.33	30.23	33.33	37.63	37.23	38.83	38.83

Return On Tangible Equity
Net income available to common stockholders (GAAP)	$913	891	1,023	1,031	1,105	1,100	1,251	1,252
After tax change in accounting principle	—	—	—	—	(17)	—	—	—
After tax merger-related and restructuring expenses	67	92	40	60	83	75	48	47
After tax other intangible amortization	98	83	88	81	79	74	69	67

Net income available to common stockholders (a)	$1,078	1,066	1,151	1,172	1,250	1,249	1,368	1,366

Average common stockholders’ equity (GAAP)	$31,098	31,944	32,052	32,362	31,985	32,141	32,737	32,496
Average intangible assets (GAAP)	(12,510)	(12,478)	(12,386)	(12,250)	(12,250)	(12,380)	(12,351)	(12,326)

Average tangible common stockholders’ equity (GAAP)	18,588	19,466	19,666	20,112	19,735	19,761	20,386	20,170
Merger-related and restructuring expenses (GAAP)	123	190	18	63	138	199	20	69
Change in accounting principle	—	—	—	—	(14)	—	—	—

Average common stockholders’ equity (a)	$18,711	19,656	19,684	20,175	19,859	19,960	20,406	20,239

Return on average tangible common stockholders’ equity (GAAP)	19.49%	18.16	21.10	20.56	22.22	22.09	24.68	24.96
Return on average tangible common stockholders’ equity (a)	22.84%	21.52	23.71	23.32	24.97	24.83	26.97	27.15

(a)	Excludes net merger-related and restructuring expenses, other intangible amortization and a change in accounting principle.

FINANCIAL HIGHLIGHTS

Summaries of Income

	Six Months Ended June 30,		2004		2003
(In millions)	2004	2003	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Earnings Summary
Net interest income (GAAP)	$5,699	5,077	2,838	2,861	2,877	2,653	2,540
Tax-equivalent adjustment*	127	127	65	62	65	64	63

Net interest income (Tax-equivalent)	5,826	5,204	2,903	2,923	2,942	2,717	2,603
Fee and other income	5,356	4,224	2,599	2,757	2,604	2,616	2,158

Total revenue (Tax-equivalent)	11,182	9,428	5,502	5,680	5,546	5,333	4,761
Provision for credit losses	105	419	61	44	86	81	195
Other noninterest expense	6,723	5,475	3,278	3,445	3,511	3,295	2,774
Merger-related and restructuring expenses	201	160	102	99	135	148	96
Other intangible amortization	219	271	107	112	120	127	131

Total noninterest expense	7,143	5,906	3,487	3,656	3,766	3,570	3,001
Minority interest in income of consolidated subsidiaries	102	25	45	57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle (Tax-equivalent)	3,832	3,078	1,909	1,923	1,631	1,627	1,549
Tax-equivalent adjustment	127	127	65	62	65	64	63
Income taxes	1,202	892	592	610	466	475	454

Income before cumulative effect of a change in accounting principle	2,503	2,059	1,252	1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	—	17	—

Net income	2,053	2,059	1,252	1,251	1,100	1,105	1,032
Dividends on preferred stock	—	5	—	—	—	—	1

Net income available to common stockholders	$2,503	2,054	1,252	1,251	1,100	1,105	1,031

*	Tax-equivalent adjustment = the tax effect of interest income not subject to federal or state income tax, such as interest on state bonds.

EARNINGS AND DIVIDENDS PER SHARE

Diluted Earnings Per Common Share

23% CAGR growth in GAAP EPS and 17% in EPS excluding merger-related and other expenses** since 3Q02*

$.78
$.78
$.86
$.87
$.93
$.94
$1.03
$1.03
$.66
$.66
$.76
$.77
$.83
$.83
$.94
$.95
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Other intangible amortization
Net merger-related and restructuring expenses
GAAP EPS

Dividends Per Share and Payout Ratios**

54% growth in common stock dividends since 3Q02

33.3%
33.3%
30.2%
33.3%
37.6%
37.2%
38.8%
38.8%
$.26
$.26
$.26
$.29
$.35
$.35
$.40
$.40
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Dividends paid per common share
Dividend payout ratio = Dividends per common share/earnings per common share**

*	Compound Annual Growth Rate.

**	Excludes net merger-related and restructuring expenses, other intangible amortization and a change in accounting principle.

RETURNS ON EQUITY AND ASSETS

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30,		2004		2003
(In millions, except per share data)	2004	2003	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Interest Income
Interest and fees on loans	$4,651	4,798	2,316	2,335	2,357	2,352	2,391
Interest and dividends on securities	2,251	1,839	1,110	1,141	1,104	885	900
Trading account interest	434	361	237	197	189	174	182
Other interest income	682	419	356	326	301	301	223

Total interest income	8,018	7,417	4,019	3,999	3,951	3,712	3,696

Interest Expense
Interest on deposits	1,302	1,258	654	648	568	534	619
Interest on short-term borrowings	615	591	316	299	311	317	303
Interest on long-term debt	402	491	211	191	195	208	234

Total interest expense	2,319	2,340	1,181	1,138	1,074	1,059	1,156

Net interest income	5,699	5,077	2,838	2,861	2,877	2,653	2,540
Provision for credit losses	105	419	61	44	86	81	195

Net interest income after provision for credit losses	5,594	4,658	2,777	2,817	2,791	2,572	2,345

Fees and Other Income
Service charges	960	856	489	471	436	439	426
Other banking fees	552	481	293	259	241	257	248
Commissions	1,474	886	682	792	778	765	468
Fiduciary and asset management fees	1,354	943	675	679	672	662	474
Advisory, underwriting and other investment banking fees	389	365	197	192	213	191	220
Trading account profits (losses)	113	126	39	74	5	(46)	49
Principal investing	53	(101)	15	38	(13)	(25)	(57)
Securities gains (losses)	38	47	36	2	(24)	22	10
Other income	423	621	173	250	296	351	320

Total fee and other income	5,356	4,224	2,599	2,757	2,604	2,616	2,158

Noninterest Expense
Salaries and employee benefits	4,346	3,447	2,164	2,182	2,152	2,109	1,748
Occupancy	453	387	224	229	244	220	190
Equipment	512	472	253	259	285	264	238
Advertising	96	66	48	48	56	38	34
Communications and supplies	308	283	157	151	156	159	140
Professional and consulting fees	235	205	126	109	146	109	105
Other intangible amortization	219	271	107	112	120	127	131
Merger-related and restructuring expenses	201	160	102	99	135	148	96
Sundry expense	773	615	306	467	472	396	319

Total noninterest expense	7,143	5,906	3,487	3,656	3,766	3,570	3,001

Minority interest in income of consolidated subsidiaries	102	25	45	57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle	3,705	2,951	1,844	1,861	1,566	1,563	1,486
Income taxes	1,202	892	592	610	466	475	454

Income before cumulative effect of a change in accounting principle	2,503	2,059	1,252	1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	—	17	—

Net income	2,503	2,059	1,252	1,251	1,100	1,105	1,032
Dividends on preferred stock	—	5	—	—	—	—	1

Net income available to common stockholders	$2,503	2,054	1,252	1,251	1,100	1,105	1,031

Per Common Share Data
Basic earnings	$1.92	1.54	0.96	0.96	0.84	0.84	0.77
Diluted earnings	1.89	1.53	0.95	0.94	0.83	0.83	0.77
Cash dividends	$0.80	0.55	0.40	0.40	0.35	0.35	0.29
Average Common Shares
Basic	1,301	1,334	1,300	1,302	1,311	1,321	1,333
Diluted	1,323	1,346	1,320	1,326	1,332	1,338	1,346

CONSOLIDATED BALANCE SHEETS

	2004		2003
(In millions, except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Assets
Cash and due from banks	$10,701	10,564	11,479	11,178	13,088
Interest-bearing bank balances	2,059	5,881	2,308	3,664	7,539
Federal funds sold and securities purchased under resale agreements	21,970	23,845	24,725	22,491	13,854

Total cash and cash equivalents	34,730	40,290	38,512	37,333	34,481

Trading account assets	39,659	36,893	34,714	36,392	40,436
Securities	102,934	104,203	100,445	87,176	73,764
Loans, net of unearned income	172,917	167,303	165,571	165,925	162,833
Allowance for loan losses	(2,331)	(2,338)	(2,348)	(2,474)	(2,510)

Loans, net	170,586	164,965	163,223	163,451	160,323

Premises and equipment	4,522	4,620	4,619	4,746	4,635
Due from customers on acceptances	703	605	854	732	1,074
Goodwill	11,481	11,233	11,149	11,094	10,907
Other intangible assets	1,045	1,150	1,243	1,353	1,321
Other assets	52,781	47,181	46,429	46,647	37,538

Total assets	$418,441	411,140	401,188	388,924	364,479

Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing deposits	51,613	49,018	48,683	45,493	48,081
Interest-bearing deposits	191,767	183,320	172,542	158,002	153,211

Total deposits	243,380	232,338	221,225	203,495	201,292
Short-term borrowings	66,360	65,452	71,290	65,474	49,123
Bank acceptances outstanding	708	613	876	743	1,078
Trading account liabilities	20,327	21,956	19,184	23,959	25,141
Other liabilities	15,321	15,564	16,945	22,800	17,481
Long-term debt	37,022	39,352	36,730	37,541	37,051

Total liabilities	383,118	375,275	366,250	354,012	331,166

Minority interest in net assets of consolidated subsidiaries	2,677	2,528	2,510	2,099	849

Stockholders’ Equity
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at June 30, 2004	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.309 billion shares at June 30, 2004	4,365	4,372	4,374	4,427	4,440
Paid-in capital	17,920	17,869	17,811	17,882	17,784
Retained earnings	9,890	9,382	8,904	8,829	8,106
Accumulated other comprehensive income, net	471	1,714	1,339	1,675	2,134

Total stockholders’ equity	32,646	33,337	32,428	32,813	32,464

Total liabilities and stockholders’ equity	$418,441	411,140	401,188	388,924	364,479

NET INTEREST INCOME SUMMARIES

	SIX MONTHS ENDED June 30, 2004			SIX MONTHS ENDED June 30, 2003
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
Assets
Interest-bearing bank balances	$3,626	21	1.15%	$4,222	29	1.38%
Federal funds sold and securities purchased under resale agreements	24,303	123	1.02	10,624	64	1.20
Trading account assets	23,546	480	4.08	17,281	404	4.70
Securities	99,216	2,417	4.87	70,546	1,997	5.67
Loans
Commercial
Commercial, financial and agricultural	56,062	1,175	4.21	57,302	1,209	4.25
Real estate - construction and other	6,166	109	3.54	5,100	90	3.55
Real estate - mortgage	15,135	318	4.22	16,972	380	4.51
Lease financing	6,978	363	10.40	6,831	371	10.87
Foreign	6,897	82	2.40	6,545	97	3.00

Total commercial	91,238	2,047	4.51	92,750	2,147	4.66

Consumer
Real estate secured	51,634	1,396	5.42	47,354	1,399	5.92
Student loans	9,425	168	3.58	7,601	153	4.06
Installment loans	9,115	256	5.64	10,144	341	6.78

Total consumer	70,174	1,820	5.20	65,099	1,893	5.84

Total loans	161,412	3,867	4.81	157,849	4,040	5.15

Loans held for sale	14,181	292	4.12	7,763	175	4.51
Other earning assets	11,299	166	2.96	2,965	73	5.00

Total earning assets excluding derivatives	337,583	7,366	4.37	271,250	6,782	5.02
Risk management derivatives	—	779	0.47	—	762	0.57

Total earning assets including derivatives	337,583	8,145	4.84	271,250	7,544	5.59

Cash and due from banks	11,105			10,866
Other assets	56,193			57,590

Total assets	$404,881			$339,706

Liabilities and Stockholders’ Equity
Interest-bearing deposits
Savings and NOW accounts	67,786	148	0.44	51,545	150	0.59
Money market accounts	73,029	326	0.90	50,659	298	1.19
Other consumer time	26,891	365	2.73	31,997	506	3.18
Foreign	7,392	42	1.16	7,071	51	1.46
Other time	7,724	68	1.76	8,096	77	1.93

Total interest-bearing deposits	182,822	949	1.04	149,368	1,082	1.46
Federal funds purchased and securities sold under repurchase agreements	47,486	240	1.02	37,676	278	1.49
Commercial paper	12,117	62	1.03	2,492	9	0.75
Securities sold short	9,491	120	2.54	7,431	102	2.76
Other short-term borrowings	6,225	21	0.69	3,458	16	0.89
Long-term debt	37,555	742	3.95	37,240	754	4.05

Total interest-bearing liabilities excluding derivatives	295,696	2,134	1.45	237,665	2,241	1.90
Risk management derivatives	—	185	0.13	—	99	0.08

Total interest-bearing liabilities including derivatives	295,696	2,319	1.58	237,665	2,340	1.98

Noninterest-bearing deposits	48,535			42,019
Other liabilities	28,034			27,814
Stockholders’ equity	32,616			32,208

Total liabilities and stockholders’ equity	$404,881			$339,706

Interest income and rate earned - including derivatives		$8,145	4.84%		$7,544	5.59%
Interest expense and equivalent rate paid - including derivatives		2,319	1.38		2,340	1.74

Net interest income and margin - including derivatives		$5,826	3.46%		$5,204	3.85%

NET INTEREST INCOME AND MARGIN

(Percent)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Loans, net/deposits	84.5%	81.8	83.6	81.4	78.8	75.2	71.1	68.6
Loans, net/earning assets	59.6	58.7	58.8	57.6	52.1	49.5	48.2	47.5
Securities/earning assets	24.7	27.3	26.9	25.2	25.8	29.4	29.7	29.1
Interest rates and yields
Loans, net yield	5.75	5.55	5.21	5.09	4.97	4.92	4.86	4.76
Securities yield	6.36	5.86	5.66	5.67	4.90	5.00	4.97	4.77
Earning assets yield	6.20	6.01	5.68	5.50	4.95	4.96	4.93	4.75
Interest-bearing deposits rate	1.95	1.79	1.52	1.40	1.15	1.10	1.06	1.03
Interest-bearing liabilities rate	2.55	2.40	2.03	1.94	1.58	1.50	1.58	1.57
Net interest margin	3.94%	3.90	3.90	3.81	3.57	3.64	3.55	3.37

Tax-equivalent net interest income is the sum of interest income plus the tax-effect of interest income not subject to federal or state income tax, such as interest on state bonds.

FEE AND OTHER INCOME

(Dollars in millions)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	CAGR
Service charges	$432	421	430	426	439	436	471	489	7%
Other banking fees and income	450	568	534	568	608	537	509	466	2
Commissions	440	454	418	468	765	778	792	682	28
Fiduciary and asset management fees	448	447	469	474	662	672	679	675	26
Advisory, underwriting and other investment banking fees	149	190	145	220	191	213	192	197	17
Trading account profits (losses) and securities gains (losses)	—	(23)	114	59	(24)	(19)	76	75	—
Principal investing	(29)	(105)	(44)	(57)	(25)	(13)	38	15	—

Total fee and other income	$1,890	1,952	2,066	2,158	2,616	2,604	2,757	2,599	20%

NONINTEREST EXPENSE

(Dollars in millions)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	CAGR
Salaries and employee benefits	$1,588	1,681	1,699	1,748	2,109	2,152	2,182	2,164	19%
Occupancy and equipment	429	457	431	428	484	529	488	477	6
Advertising, communications, professional and consulting	267	285	275	279	306	358	308	331	13
Sundry expense	402	322	296	319	396	472	467	306	(14)

Other noninterest expense	2,686	2,745	2,701	2,774	3,295	3,511	3,445	3,278	12
Merger-related and restructuring expenses	107	145	64	96	148	135	99	102	(3)
Other intangible amortization	152	147	140	131	127	120	112	107	(18)

Total noninterest expense	$2,945	3,037	2,905	3,001	3,570	3,766	3,656	3,487	10%

BALANCE SHEET DIVERSITY

LOAN PORTFOLIO DIVERSITY

Low-Risk Profile: 79% of commercial loan portfolio is secured by collateral; 97% of consumer loan portfolio is secured by collateral or is guaranteed

(Dollars in millions)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	CAGR
Commercial, financial and agricultural	$57,899	57,728	57,684	56,070	55,181	55,453	55,999	58,340	—%
Real estate – construction and other	4,990	4,542	4,712	5,442	5,741	5,969	6,120	6,433	16
Real estate – mortgage	19,535	17,735	17,342	16,325	15,746	15,186	15,099	14,927	(14)
Lease financing	22,616	22,667	23,060	23,204	23,598	23,978	23,688	23,894	3
Foreign	6,992	6,425	6,433	6,622	6,815	6,880	7,054	8,075	9

Total commercial	112,032	109,097	109,231	107,663	107,081	107,466	107,960	111,669	0

Real estate secured	38,721	46,706	47,623	47,853	51,516	50,726	51,207	53,759	21
Student loans	6,305	6,921	7,466	7,657	8,160	8,435	8,876	9,838	29
Installment loans	10,433	10,249	9,982	9,644	9,110	8,965	9,054	7,330	(18)

Total consumer	55,459	63,876	65,071	65,154	68,786	68,126	69,137	70,927	15

Total loans	167,491	172,973	174,302	172,817	175,867	175,592	177,097	182,596
Unearned income	9,949	9,876	10,080	9,984	9,942	10,021	9,794	9,679

Loans, net	$157,542	163,097	164,222	162,833	165,925	165,571	167,303	172,917	5%

*	Excludes $16,527 million of loans carried in loans held for sale.

LOAN CONCENTRATIONS

Diversified Portfolio: No single industry’s outstandings account for more than 6% of total loans

Commercial and Industrial Loans and Leases(a)

(Dollars in millions)

Industry Classification	Outstanding	Change from Y/E 2003	Committed Exposure(b)	Change from Y/E 2003
Manufacturing
Consumer products	$953	(16)%	$3,810	(6)%
Chemicals	775	7	3,032	11
Publishing and printing	854	(1)	2,543	(2)
Steel and metal products	915	11	2,468	7
Electronics	681	24	1,756	(5)
Machinery and equipment	416	(18)	1,754	(13)
Paper	428	(7)	1,425	(14)
All other manufacturing	4,181	(4)	14,399	(3)

Total manufacturing	9,203	(2)	31,187	(3)
Financial services	11,045	12	33,054	—
Services	10,417	(1)	28,956	—
Transportation/Public Utilities	3,923	18	15,294	27
Retail trade	5,796	10	14,154	5
Public administration	1,459	(15)	13,010	5
Wholesale trade	5,235	4	11,160	4
Property management	5,973	9	9,589	8
Individuals	6,047	5	8,277	—
Insurance	475	14	5,339	9
Building contractors	1,982	40	4,272	20
Mining	571	(26)	3,230	9
Telecommunications	552	4	1,880	14
Agriculture, forestry and fishing	518	(12)	1,199	(6)
Cable	386	20	1,064	11
Other (c)	16,577	7	16,677	4

Total	$80,159	6%	$198,342	4%

(a)	Net of unearned income.

(b)	Committed exposure includes amount outstanding and unfunded letters of credit, and excludes risk-mitigating credit swap derivatives.

(c)	Leases included in “Other” category.

NONPERFORMING ASSETS

Superior Risk Management: WB’s ratio of NPAs to loans ranks in the top quartile among industry peers

(Dollars in millions)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Total commercial nonperforming assets	$1,577	1,374	1,371	1,249	1,148	819	747	643
Total consumer nonperforming assets	174	211	251	252	243	216	221	220
Foreclosed properties	156	150	118	130	116	111	103	104

Total nonperforming assets	1,907	1,735	1,740	1,631	1,507	1,146	1,071	967
Nonperforming assets in loans held for sale	115	138	114	167	160	82	67	68

Total NPAs included in loans and loans held for sale	$2,022	1,873	1,854	1,798	1,667	1,228	1,138	1,035

NPA/Loans, net and foreclosed properties	1.21%	1.06	1.06	1.00	0.91	0.69	0.64	0.56
Allowance for loan losses	$2,665	2,604	2,553	2,510	2,474	2,348	2,338	2,331
Allowance/Loans, net	1.69%	1.60	1.55	1.54	1.49	1.42	1.40	1.35
Allowance/NPAs*	140%	150	158	154	164	205	218	241

*	These ratios do not include nonperforming assets included in other assets held for sale.

NET CHARGE-OFFS

Excellent Credit Quality: WB’s charge-off ratio ranks 2nd best among the 20 largest banking companies in the nation

(Dollars in millions)	2Q03		3Q03		4Q03		1Q04		2Q04
Commercial, financial and agricultural	$91	0.52%	$43	0.25%	$68	0.39%	$(9)	(0.06)%	$18	0.10%
Real estate – construction and mortgage	6	0.11	4	0.07	2	0.04	(1)	(0.01)	1	0.02

Total commercial	97	0.42	47	0.21	70	0.31	(10)	(0.05)	19	0.08

Real estate secured	1	0.01	1	0.01	3	0.02	10	0.08	1	0.01
Installment loans	71	1.60	84	1.90	83	1.89	52	1.17	48	1.00

Total consumer	72	0.44	85	0.51	86	0.50	62	0.36	49	0.28

Total net charge-offs and ratio	$169	0.43%	$132	0.33%	$156	0.39%	$52	0.13%	$68	0.17%

CAPITAL STRENGTH

(Dollars in millions)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Stockholders’ equity	$32,105	32,078	32,267	32,464	32,813	32,428	33,337	32,646
Trust preferred securities	3	3	3	3	3	3	—	—
Total capital	31,135	31,289	31,471	31,871	33,553	33,102	33,329	33,517
Intangibles	12,485	12,434	12,314	12,228	12,447	12,392	12,383	12,526
Ending assets	334,062	342,033	348,258	364,479	388,924	401,188	411,140	418,441
Tier 1 capital	$21,001	21,411	21,718	22,270	23,828	23,863	24,389	24,747
EOP shares outstanding	1,373	1,357	1,345	1,332	1,328	1,312	1,312	1,309

Equity/Assets	9.62%	9.38	9.27	8.91	8.44	8.09	8.11	7.80
Tier 1 capital ratio	8.11	8.22	8.27	8.33	8.67	8.52	8.54	8.36
Total capital ratio	12.02	12.01	11.99	11.92	12.21	11.82	11.67	11.32
Leverage ratio	6.82%	6.77	6.71	6.78	6.56	6.36	6.33	6.23

TOTAL RETURN TO SHAREHOLDERS

Wachovia’s 89% return to shareholders between year-end 2000 and August 31, 2004, has outperformed the market and ranked in the top quartile among the 20 largest U.S. banking companies

*	As of August 31, 2004.

DEBT RATINGS

Wachovia common stock is listed on the New York Stock Exchange, Inc., under the symbol “WB.”

Wachovia Corporation and Wachovia Bank, National Association, each have debt securities issued in the marketplace. The following table shows current debt ratings.

Debt Ratings

	Moody’s	Standard & Poor’s	Fitch
Outlook	Stable	Positive	Positive

Wachovia Corporation
Senior long-term	Aa3	A	A+

Subordinated long-term	A1	A-	A

Short-term	P-1	A-1	F1

Wachovia Bank
Long-term	Aa2	A+	AA-

Short-term	P-1	A-1	F1+

Subordinated debt	Aa3	A	A

BUSINESS SEGMENT OVERVIEW

WACHOVIA’S FOUR KEY LINES OF BUSINESS

General Bank: Retail and small business, and commercial banking
• $9.919 billion trailing 12 months revenue
• $167 billion core deposits
• 3rd largest in deposits in the U.S.
• 2,500 financial centers; 4,400 ATMs
Capital Management Group: Asset management and retail brokerage services
• $5.590 billion trailing 12 months revenue
• 10,900 registered representatives, $619 billion broker client assets
• 3rd largest full-service retail brokerage firm in the U.S.
• 18th largest mutual fund company, with $104 billion in assets
• More than 700 brokerage offices in 49 states
Wealth Management: Private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage
• $1.025 billion trailing 12 months revenue
• 66,600 client relationships, $60 billion client assets under management
• One of the largest personal trust providers in the U.S.
• 3rd largest commercial insurance agency among banks in the U.S.
Corporate and Investment Bank: Corporate lending, investment banking, global treasury and trade finance, and principal investing
• $4.864 billion trailing 12 months revenue
• 2,200 corporate client relationships
• 1,500 domestic and international institutional client relationships
• 2nd largest U.S. cash management provider

•      Top 10 issuer of domestic high yield debt; investment grade debt; loan syndications; private placements; equity capital markets; public and private equipment-backed issues; and small business, middle-market commercial, home equity and auto securitizations; commercial mortgage-backed securitizations, master servicing and CDOs; and interest rate, currency and equity derivatives

DESCRIPTION AND BUSINESS FUNDAMENTALS

General Bank*

Business Fundamentals

•	$9.919 billion trailing 12 months revenue

•	$122 billion second quarter 2004 average loans

•	$167 billion second quarter 2004 average core deposits

•	34,487 employees

•	10 million retail household and business relationships

•	2,500 Financial Centers

•	4,400 ATMS

Description: The General Bank provides a broad range of banking products and services to individuals, small business and commercial enterprises, and governmental institutions in North Carolina, South Carolina, Florida, Georgia, New Jersey, New York, Pennslyvania, Connecticut, Delaware, Virginia, Maryland and Washington, D.C. Relationship managers within the General Bank develop deep, long-lasting customer relationships by seeking to understand and meet the financial needs of the individuals, businesses and organizations they serve. In June 2004, Wachovia and SouthTrust Corporation agreed to merge. Upon consummation, SouthTrust would add 1.7 million customers and extend Wachovia’s reach into Texas, Alabama, Tennessee and Mississippi. The General Bank includes Retail and Small Business and Commercial lines of business.

Wachovia is a leader in licensing bank branch personnel to offer investment products through the bank channel, working with brokers and product specialists in Capital Management to provide a full array of mutual funds, annuities, stocks and bonds. General Bank relationship managers also work with our Corporate and Investment Bank service and product specialists to develop business solutions built around specific client needs, such as comprehensive cash management, lending and commercial real estate solutions, as well as access to capital markets products and services. Another partnership with our Wealth Management team enables the General Bank to provide private banking, insurance brokerage and other services.

Products and Services

•	Retail Bank products and services include checking, savings and money market accounts, time deposits and IRAs, home equity, residential mortgage, student loans, debit and credit cards and personal loans; and investment products such as mutual funds and annuities.

•	Small Business Banking products and services include a full range of deposit, credit and investment products and services to businesses with annual revenues up to $3 million.

•	Commercial Banking products and services include comprehensive commercial deposit, lending and commercial real estate solutions to businesses typically with annual revenues up to $250 million.

Strategic Focus: Superior execution of sales and service strategies to acquire, deepen, enhance and retain customer relationships through exceptional service, in-depth customer knowledge and tailored products and services. The General Bank’s goal is to increase the proportion of our customers who transact, save or invest, and borrow with us, and reduce the number of single-service users.

*	Does not include pending SouthTrust merger.

DESCRIPTION AND BUSINESS FUNDAMENTALS

Retail and Small Business Banking*

Business Fundamentals

•	$7.256 billion TTM revenue, $71 billion loans, $129 billion core deposits

•	No. 5 nationwide ATM network

•	No. 3 online domestic banking franchise

•	Over 10 million retail and small business households

•	Over 4,000 Financial Specialists, including 2,900 licensed branch representatives

•	260 Small Business Bankers target businesses with annual revenues of up to $3 million

•	800,000 small business relationships

•	Projected deposit weighted 5-year average population growth of 7.2% vs. 5.3% nationwide

Atlantic Region

New Jersey

Branches: 331

ATMs: 487

Deposit Share (Rank): 10.31% (#2)

New York

Branches: 54

ATMs: 124

Deposit Share (Rank): 1.13% (#16)

Connecticut

Branches: 83

ATMs: 121

Deposit Share (Rank): 7.67% (#4)

Florida Region

Florida

Branches: 635

ATMs: 862

Deposit Share (Rank): 14.92% (#2)

Mid-Atlantic Region

Virginia

Branches: 300

ATMs: 467

Deposit Share (Rank): 15.62% (#1)

Maryland

Branches: 76

ATMs: 108

Deposit Share (Rank): 6.91% (#5)

Washington, D.C.

Branches: 27

ATMs: 63

Deposit Share (Rank): 21.87% (#2)

Georgia Region

Georgia

Branches: 226

ATMs: 600

Deposit Share (Rank): 15.99% (#1)

Carolinas Region

North Carolina

Branches: 325

ATMs: 684

Deposit Share (Rank): 27.4% (#1)

South Carolina

Branches: 147

ATMs: 301

Deposit Share (Rank): 18.56% (#1)

PennDel Region

Pennsylvania

Branches: 341

ATMs: 534

Deposit Share (Rank): 12.27% (#2)

Delaware

Branches: 20

ATMs: 45

Deposit Share (Rank): 10.79% (#3)

*	Does not include pending merger with SouthTrust Corporation, which had 742 branch locations at 12/31/2003.

Market share rankings based on FDIC data as of 6/30/2003.

DESCRIPTION AND BUSINESS FUNDAMENTALS

Commercial Banking

Wachovia is the leading commercial lender in its footprint, serving Business Banking customers, typically with annual revenues between $3 million and $15 million; Commercial customers, typically with annual revenues between $15 million and $250 million; and Commercial Real Estate clients.

Business Fundamentals

•	$51 billion second quarter 2004 average loans

•	$37 billion second quarter 2004 average core deposits

•	74,000 relationships

•	Over 765 relationship managers

•	Leading commercial lender in footprint

Products and Services

Delivers full product set to serve all the needs of the commercial client, their employees and stockholders.

•	Comprehensive treasury management and lending solutions

•	Real estate financial services

•	Dealer financial services

•	Access to asset management, corporate trust, and capital markets products and services

FINANCIAL HIGHLIGHTS

General Bank Performance Summary

	2004		2003			2Q04 vs 2Q03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$1,902	1,856	1,875	1,882	1,811	5%
Fee and other income	601	568	501	561	572	5
Intersegment revenue	40	38	49	46	42	(5)

Total revenue (Tax-equivalent)	2,543	2,462	2,425	2,489	2,425	5
Provision for credit losses	65	68	145	120	100	(35)
Noninterest expense	1,297	1,314	1,386	1,318	1,307	(1)
Income taxes (Tax-equivalent)	430	391	325	384	372	16

Segment earnings	$751	689	569	667	646	16%

Performance and other data
Economic profit	$575	506	422	499	466	23%
Risk adjusted return on capital (RAROC)	55.11%	48.92	41.17	45.84	43.68	—
Economic capital, average	$5,247	5,366	5,559	5,681	5,713	(8)
Cash overhead efficiency ratio (Tax-equivalent)	51.03%	53.35	57.14	52.96	53.91	—
Lending commitments	$73,372	69,977	65,457	63,509	63,712	15
Average loans, net	122,028	118,123	116,336	114,535	113,267	8
Average core deposits	$166,628	160,845	158,091	155,296	151,409	10
FTE employees	34,487	34,382	34,550	34,882	35,300	(2)%

GENERAL BANK PERFORMANCE:

POSITIONED FOR CONTINUED GROWTH

Service Quality

Sales Momentum

Deposit Momentum

DESCRIPTION AND BUSINESS FUNDAMENTALS

Capital Management

Business Fundamentals

•	$5.590 billion trailing 12 months revenue

•	$248 billion total assets under management

•	$619 billion broker client assets

•	10,900 registered representatives

•	More than 700 brokerage offices and distribution through 2,500 financial centers

Description: Capital Management leverages its multi-channel distribution to provide a full line of proprietary and nonproprietary investment products and services to retail and institutional clients. The scale and market position of Capital Management’s retail brokerage operation and private client groups in attractive wealth markets were enhanced by the July 1, 2003, addition of the retail brokerage operations of Prudential Securities, Inc. We own a 62% interest in the retail brokerage business, which is a consolidated subsidiary of Wachovia, and Prudential Financial Inc. owns the remaining 38% interest. Products and services are now available through 10,900 registered representatives operating in our national retail brokerage network of more than 700 full-service brokerage offices in 49 states and Washington, D.C.; 2,500 full-service retail financial centers in our East Coast marketplace; and online brokerage. Capital Management lines of business are Retail Brokerage Services and Asset Management.

Products and Services

•	Retail Brokerage Services provides financial, retirement and estate planning services. Products offered include stocks, bonds, mutual funds, fixed and variable rate annuities, and asset management accounts.

•	Asset Management products and services include mutual funds, customized advisory services, defined benefit and defined contribution retirement services, and corporate and institutional trust services.

Strategic Focus: Creating a growing and diversified business with a balanced mix of products sold through multiple channels of distribution. The Capital Management Group is focused on expanding distribution of both proprietary and non-proprietary products, growing assets under management, and providing exceptional investment performance results for clients.

A NATIONAL LEADER IN RETAIL BROKERAGE SERVICES

AND ASSET MANAGEMENT

Market Position

Retail Brokerage Services

Business Fundamentals

•	$4.503 billion trailing 12 months revenue

•	$619 billion broker client assets

•	$6.2 billion second quarter 2004 margin loans

•	5.5 million broker client accounts

•	Presence in 49 states

Asset Management

Business Fundamentals

•	$1.107 billion trailing 12 months revenue

•	$144 billion separate account assets

•	$104 billion mutual fund assets

•	18th largest mutual fund provider

•	$65 billion retirement plan assets

•	871,000 participants in defined contribution plans

•	Top 10 corporate and municipal trustee

•	Top 25 U.S. asset manager

FINANCIAL HIGHLIGHTS

Capital Management Performance Summary

	2004		2003			2Q04 vs 2Q03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$131	118	95	79	37	—%
Fee and other income	1,245	1,350	1,327	1,304	814	53
Intersegment revenue	(12)	(13)	(17)	(17)	(16)	25

Total revenue (Tax-equivalent)	1,364	1,455	1,405	1,366	835	63
Provision for credit losses	—	—	—	—	—	—
Noninterest expense	1,147	1,226	1,196	1,161	683	68
Income taxes (Tax-equivalent)	79	83	75	75	56	41

Segment earnings	$138	146	134	130	96	44%

Performance and other data
Economic profit	$101	108	96	94	76	33%
Risk adjusted return on capital (RAROC)	41.66%	41.83	38.52	39.79	53.80	—
Economic capital, average	$1,336	1,403	1,374	1,299	712	88
Cash overhead efficiency ratio (Tax-equivalent)	84.08%	84.25	85.07	84.98	81.97	—
Average loans, net	$254	139	156	135	137	85
Average core deposits	$24,732	18,360	7,015	1,630	1,226	—
FTE employees	19,461	19,581	19,937	20,012	12,404	57%

CAPITAL MANAGEMENT PERFORMANCE:

POSITIONED FOR CONTINUED GROWTH

Investment Performance

Sales Momentum

Assets Under Management

DESCRIPTION AND BUSINESS FUNDAMENTALS

Wealth Management

Business Fundamentals

•	$ 1.025 billion trailing 12 months revenue

•	$ 60 billion second quarter 2004 assets under management

•	$ 109 billion second quarter 2004 investment assets under administration

•	66,600 client relationships

•	Over 950 wealth management advisors

Description: With nearly 200 years of experience in managing wealth, the Wealth Management division provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services primarily to high net worth individuals and families through more than 50 teams of relationship managers and product specialists. Strategic partnerships with the General Bank, Capital Management, and the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients across the entire Wachovia franchise.

Products and Services

•	Wealth Management products and services include investment management and advisory services such as equity, fixed income and alternative investment services; financial, tax and estate planning services; philanthropy management including charitable trusts, foundation and planned giving services; legacy management including personal trust and estate settlement services; cash management; online banking and bill payment; credit and debt management products; and risk management services including insurance.

Strategic Focus: Providing integrated solutions customized to client needs. With 36% of U.S. wealth households living within our marketplace, the Wealth Management team is particularly focused on capturing a larger share of revenue opportunities across all of our businesses through a joint initiative with the General Bank, Capital Management, and the Corporate and Investment Bank.

FINANCIAL HIGHLIGHTS

Wealth Management Performance Summary

	2004		2003			2Q04 vs 2Q03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$119	114	114	112	105	13%
Fee and other income	147	143	138	131	132	11
Intersegment revenue	3	1	1	2	2	50

Total revenue (Tax-equivalent)	269	258	253	245	239	13
Provision for credit losses	—	—	1	2	5	—
Noninterest expense	187	185	187	183	179	4
Income taxes (Tax-equivalent)	30	26	24	21	20	50

Segment earnings	$52	47	41	39	35	49%

Performance and other data
Economic profit	$37	32	25	24	23	61%
Risk adjusted return on capital (RAROC)	50.88%	45.09	37.51	35.38	36.19	—
Economic capital, average	$369	379	385	383	368	—
Cash overhead efficiency ratio	69.95%	71.37	74.24	74.51	74.77	—
(Tax-equivalent)
Lending commitments	$4,445	4,117	4,012	3,843	3,678	21
Average loans, net	10,534	10,309	9,926	9,705	9,558	10
Average core deposits	$12,032	11,488	11,322	11,055	10,754	12
FTE employees	3,674	3,745	3,791	3,802	3,842	(4)%

NEARLY 200 YEARS OF MANAGING WEALTH

Market Position

•	One of the nation’s largest Personal Trust providers based on assets under management of $54 billion

•	Top 3 Private Foundation Administrator among financial institutions (2003 Bloomberg Wealth Manager study)

•	8th largest globally in Wealth Market based on total Wachovia Securities and Wealth Management wealth assets of $133 billion (Wealth Partnership Review, April 2004)

•	11th largest commercial insurance brokerage firm

WEALTH MANAGEMENT PERFORMANCE:

POSITIONED FOR CONTINUED GROWTH

Sales Momentum

Assets Under Management

Production and Efficiency

DESCRIPTION AND BUSINESS FUNDAMENTALS

Corporate and Investment Bank

Business Fundamentals

•	$4.864 billion trailing 12 months revenue

•	$75 billion second quarter 2004 lending commitments

•	$30 billion second quarter 2004 average loans

•	$19 billion second quarter 2004 average core deposits

•	2,200 corporate client relationships

•	1,500 institutional investor client relationships

Description: Wachovia’s Corporate and Investment Bank serves domestic and international corporate clients typically with revenues in excess of $250 million, and primarily in 10 key industry sectors: healthcare; technology; media and communications; information technology and business services; financial institutions; real estate; consumer and retail; industrial growth; defense and aerospace; and energy and power. The Corporate and Investment Bank includes Corporate Lending, Investment Banking, Global Treasury and Trade Finance, and Principal Investing lines of business. The Corporate and Investment Bank also serves an institutional client base of money managers, hedge funds, insurance companies, pension funds, banks and broker dealers.

Products and Services

•	Corporate Lending products and services include senior debt, loan syndications, asset-based lending and corporate leasing.

•	Investment Banking products and services include equity capital markets, merger and acquisition advisory services, equity linked products and the activities of our fixed income division (including global rate products, credit products and structured products).

•	Global Treasury and Trade Finance includes treasury management products and services, domestic and international correspondent banking operations, and international trade services.

•	Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by private equity and venture capital groups.

Strategic Focus: The Corporate and Investment Bank is focused on managing its capital resources through selected origination and disciplined portfolio management. Wachovia’s approach integrates a full range of strategic advisory, financial management and capital raising solutions tailored to the specific needs of growing companies.

FINANCIAL HIGHLIGHTS

Corporate and Investment Bank Performance Summary

	2004		2003			2Q04 vs 2Q03
(In millions)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income statement data
Net interest income (Tax-equivalent)	$610	594	591	572	568	7%
Fee and other income	716	743	621	539	556	29
Intersegment revenue	(30)	(27)	(34)	(31)	(27)	(11)

Total revenue (Tax-equivalent)	1,296	1,310	1,178	1,080	1,097	18
Provision for credit losses	(4)	(26)	35	10	95	—
Noninterest expense	616	617	648	578	559	10
Income taxes (Tax-equivalent)	253	263	185	181	166	52

Segment earnings	$431	456	310	311	277	56%

Performance and other data
Economic profit	$274	280	161	138	130	—%
Risk adjusted return on capital (RAROC)	34.23%	34.52	23.47	21.10	19.77	—
Economic capital, average	$4,735	4,794	5,138	5,401	5,974	(21)
Cash overhead efficiency ratio (Tax-equivalent)	47.59%	47.06	55.04	53.37	51.05	—
Lending commitments	$75,295	71,147	69,728	69,481	72,275	4
Average loans, net	29,850	29,755	30,869	31,947	34,393	(13)
Average core deposits	$18,772	16,748	16,465	16,422	14,744	27
FTE employees	4,525	4,355	4,317	4,224	4,229	7%

TOP-TIER UNIVERSAL BANK FOCUSED ON GROWING COMPANIES

Market Position

•	No. 1 lead manager for public equipment-backed issues since 1997

•	No. 1 in U.S. Small Business Administration 7(a), conventional and middle-market commercial loan securitizations from 2000 through the second quarter of 2004

•	No. 1 structured products servicer for three consecutive years

•	Top 3 in U.S. collateralized debt obligations, preferred stock and loan syndications (leveraged lead deals)

•	Top 10 issuer of domestic high yield debt; investment grade debt; loan syndications; private placements; equity capital markets; public and private equipment-backed issues; and small business, home equity and auto securitizations; and interest rate, currency and equity derivatives

•	No. 1 in third party trade processing

•	No. 1 in SWIFT-based message type 700 (trade) volume

•	No. 4 in letter of credit trade volume

CORPORATE AND INVESTMENT BANK PERFORMANCE:

POSITIONED FOR CONTINUED GROWTH

Financial Discipline

Wachovia Compared with Industry

Sales Momentum		WB # of Lead Deals	Industry
	Loan Syndications	ñ 124%	ñ 32%
	Common Stock	ñ 150%	ñ 140%
	Structured Products	ñ 20%	ñ 6%

First Half 2004 vs. First Half 2003

Growth in Fee Income

CORPORATE GOVERNANCE

MANAGEMENT TEAM

DAVID M. CARROLL

Senior Executive Vice President and Head of Corporate Support Services and Merger Integration

Provides executive leadership to: Corporate Support Services (including Corporate Marketing, Customer Analysis, Research and Targeting, Corporate Data Management and Governance) and Merger Integration

Joined the company: 1981 In current position since: 2001

STEPHEN E. CUMMINGS

Senior Executive Vice President and Head of Corporate and Investment Bank

Provides executive leadership to: Corporate and Investment Banking (including Investment Banking, Fixed Income, Equities, Credit Capital Markets, Capital Finance, Treasury Services and International)

Joined the company: 1998 In current position since: 1999

JEAN E. DAVIS

Senior Executive Vice President and Head of Operations, Technology and eCommerce

Provides executive leadership to: Operations, Technology and eCommerce

Joined the company: 1985 In current position since: 2001

REGGIE E. DAVIS

Chief Executive Officer, Atlantic Region

Provides executive leadership to: All retail, commercial and small business banking operations in New York, New Jersey and Connecticut

Joined the company: 1985 In current position since: 2000

PAUL G. GEORGE
Senior Executive Vice President and Director of Human Resources Provides executive leadership to: Human Resources Joined the company: 1999 In current position since: 2001

MANAGEMENT TEAM

BENJAMIN P. JENKINS III

President of General Bank

Provides executive leadership to: General Bank (all state-based retail and wholesale activities including branch delivery, all commercial operations and segments, and corporate customer service)

Joined the company: 1971 In current position since: 1999

ROBERT P. KELLY Chief Financial Officer Provides executive leadership to: Finance Division Joined the company: 2000 In current position since: 2000

STANHOPE A. KELLY President of Wealth Management Provides executive leadership to: Wealth Management Joined the company: 1980 In current position since: 2001

DANIEL J. LUDEMAN

President and Chief Executive Officer, Wachovia Securities, LLC

Provides executive leadership to: The nation’s third-largest retail brokerage organization, including nearly 11,000 registered representatives

Joined the company: 1979 In current position since: 1999

SHANNON W. McFAYDEN

Senior Executive Vice President and Head of Corporate and Community Affairs

Provides executive leadership to: Corporate and Community Affairs (including Community Affairs, Community Development and Corporate Communications)

Joined the company: 1982 In current position since: 2004

MANAGEMENT TEAM

DONALD A. McMULLEN JR.

President of Capital Management Group

Provides executive leadership to: Capital Management Group including four core businesses: Retail Brokerage (Wachovia Securities, the nation’s 3rd largest); Asset Management (Evergreen Investments); Insurance Agency (annuities and mass market products); Corporate and Institutional Trust (401(k) Services, Corporate Trust Services)

Joined the company: 1995 In current position since: 1995

CECE S. SUTTON

Executive Vice President and Head of the Retail Bank

Provides executive leadership to: Retail banking operations for Wachovia Corporation

Joined the company: 1978 In current position since: 2003

G. KENNEDY THOMPSON

Chairman, President and Chief Executive Officer of Wachovia Corporation

Previous positions at the company: Chairman, chief executive officer and president of First Union Corporation; vice chairman of the corporation and head of Global Capital Markets; president, First Union-Florida; senior vice president and head of First Union Human Resources; president, First Union Georgia

Joined the company: 1976 In current position since: 2000

MARK C. TREANOR Senior Executive Vice President, General Counsel and Secretary Provides executive leadership to: Legal Division Joined the company: 1998 In current position since: 1999

MANAGEMENT TEAM

DONALD K. TRUSLOW Senior Executive Vice President and Chief Risk Management Officer Provides executive leadership to: Risk Management Joined the company: 1980 In current position since: 2001

BENJAMIN WILLIAMS JR.

Managing Director and Head of Global Capital Markets

Provides executive leadership to: Wachovia Securities Global Capital Markets, overseeing the firm’s Fixed Income, Equity Capital Markets and Equity Linked Products businesses

Joined the company: 1984 In current position since: 2004

THOMAS J. WURTZ

Executive Vice President and Head of Treasury and Planning

Provides executive leadership to: The Treasury planning function at Wachovia, which includes balance sheet management, corporate development, budgeting, planning, and internal performance reporting

Joined the company: 1994 In current position since: 1999

BOARD OF DIRECTORS

JOHN D. BAKER II, board member since 2001

John D. Baker is president and chief executive officer of Florida Rock Industries, Inc., a leading producer of construction aggregates nationally, a major provider of ready-mixed concrete products in the Southeast and Mid-Atlantic regions of the U.S., and a significant supplier of cement in Florida and Georgia.

Wachovia Board Committee: Risk

Other Directorships: Florida Rock Industries, Inc.; Hughes Supply, Inc.; Patriot Transportation Holding, Inc.

Date of Birth: August 7, 1948

JAMES S. BALLOUN, board member since 1997

James S. Balloun is chairman and chief executive officer of Acuity Brands, Inc., a manufacturer and distributor of lighting fixtures and chemical cleaning products based in Atlanta. Previously, he was a director with McKinsey & Company Inc., a management-consulting firm.

Wachovia Board Committee: Audit

Other Directorships: Acuity Brands, Inc.; Georgia-Pacific Corporation; Radiant Systems, Inc.

Date of Birth: May 10, 1938

ROBERT J. BROWN, board member since 1993

Robert J. Brown is chairman and chief executive officer of B&C Associates, Inc., High Point, N.C., a management consulting and public relations firm specializing in corporate communications and crisis management.

Wachovia Board Committee: Management Resources & Compensation

Other Directorships: B&C Associates, Inc.; Auto Nation, Inc.; Duke Energy Corporation; Sonoco Products Company.

Date of Birth: February 26, 1935

BOARD OF DIRECTORS

PETER C. BROWNING, board member since 1997

Peter C. Browning is non-executive chairman of Nucor Corporation, a steel products manufacturing company in Charlotte. He is dean of the McColl Graduate School of Business, Queens University of Charlotte.

Wachovia Board Committees: Corporate Governance & Nominating; Risk; Executive

Other Directorships: Acuity Brands, Inc.; EnPro Industries, Inc.; Lowe’s Companies, Inc.; Nucor Corporation; The Phoenix Companies, Inc.

Date of Birth: September 2, 1941

JOHN T. CASTEEN III, board member since 1997

John T. Casteen has been president of the University of Virginia since 1990. He served on the faculty of the University of California-Berkeley until 1975, when he became a dean at U.Va. He also has served as Virginia’s education secretary and formerly was president of the University of Connecticut.

Wachovia Board Committee: Audit

Date of Birth: December 11, 1943

WILLIAM H. GOODWIN, JR., board member since 1993

William H. Goodwin is chairman of CCA Industries, Inc., a diversified holding company in Richmond, Va. Before forming his own business in 1971, he worked for IBM.

Wachovia Board Committee: Risk

Other Directorships: CCA Industries, Inc.

Date of Birth: October 21, 1940

BOARD OF DIRECTORS

ROBERT A. INGRAM, board member since 1997

Robert A. Ingram is vice chairman, Pharmaceuticals of GlaxoSmithKline plc, a pharmaceutical research and development operations company in Research Triangle Park, N.C.

Wachovia Board Committees: Corporate Governance & Nominating (chair); Executive; Management Resources & Compensation

Other Directorships: Edwards Lifesciences Corporation; Lowe’s Companies, Inc.; Misys plc; Molson, Inc.; Nortel Networks Corporation; OSI Pharmaceuticals, Inc.; Valeant Pharmaceuticals International.

Date of Birth: December 6, 1942

MACKEY J. McDONALD, board member since 1997

Mackey J. McDonald is chairman, president and chief executive officer of VF Corporation, an apparel manufacturer in Greensboro, N.C.

Wachovia Board Committees: Corporate Governance & Nominating; Management Resources & Compensation

Other Directorships: Hershey Foods Corporation; Tyco International LTD; VF Corporation.

Date of Birth: November 1, 1946

JOSEPH NEUBAUER, board member since 1996

Joseph Neubauer is chairman and chief executive officer of ARAMARK Corporation, a service management company in Philadelphia, Pa.

Wachovia Board Committees: Audit (chair); Corporate Governance & Nominating; Executive

Other Directorships: ARAMARK Corporation; CIGNA Corporation; Federated Department Stores, Inc.; Verizon Communications, Inc.

Date of Birth: October 19, 1941

BOARD OF DIRECTORS

LLOYD U. NOLAND III, board member since 1997

Lloyd U. Noland III is chairman, president and chief executive officer of Noland Company, a wholesale distributor of plumbing, heating and air conditioning, and industrial/electrical products based in Newport News, Va.

Wachovia Board Committee: Audit

Other Directorships: Noland Company.

Date of Birth: June 11, 1943

RUTH G. SHAW, board member since 1990

Ruth G. Shaw is president of Duke Power Company, a business unit of Duke Energy Corporation, an electric utility company with headquarters in Charlotte, N.C. Previously she was executive vice president and chief administrative officer at Duke Energy. Before joining Duke Energy, she was president of Central Piedmont Community College.

Wachovia Board Committee: Management Resources & Compensation (chair)

Other Directorships: Medcath Corporation.

Date of Birth: February 19, 1948

LANTY L. SMITH, board member since 1987 Lead Independent Director

Lanty L. Smith is chairman of Soles Brower Smith & Co., an investment and merchant banking firm in Greensboro, N.C. He also serves as chairman for Precision Fabrics Group, Inc., a manufacturer of high-technology specification textile products.

Wachovia Board Committees: Executive (chair); Audit; Corporate Governance & Nominating

Other directorships: Soles, Brower Smith & Co.; Precision Fabrics Group, Inc.

Date of Birth: December 11, 1942

BOARD OF DIRECTORS

G. KENNEDY THOMPSON, board member since 1999

Ken Thompson is chairman, chief executive officer and president of Wachovia Corporation, a financial services holding company in Charlotte, N.C.

Wachovia Board Committee: Executive

Other directorships: Florida Rock Industries, Inc.; Wachovia Preferred Funding Corp.

Date of Birth: November 25, 1950

JOHN C. WHITAKER, JR., board member since 1996

John C. Whitaker, Jr., is chairman of the board and chief executive officer of Inmar, Inc., an information services and transactions processing company in Winston-Salem, N.C.

Wachovia Board Committees: Risk, Executive

Other Directorships: Inmar, Inc.

Date of Birth: August 7, 1937

DONA DAVIS YOUNG, board member since 2000

Dona Davis Young is chairman, chief executive officer and president of The Phoenix Companies, Inc., in Hartford, Conn., a provider of wealth management products and services to individuals and institutions, and its subsidiary, Phoenix Life Insurance Company.

Wachovia Board Committee: Risk (chair)

Other Directorships: Foot Locker, Inc.; The Phoenix Companies; Sonoco Products Company.

Date of Birth: January 8, 1954

Cautionary Statement

This Investor Fact Book contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports -SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.